UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

16003270

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FEB 26 2016
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 41750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX NATIONAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 GATEWAY DRIVE, SUITE 210
(No. and Street)

NAPA	CA	94558
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT K. DAVIS 707-251-2184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

44 MONTGOMERY, SUITE 3900	SAN FRANCISCO	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SCOTT K. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESSEX NATIONAL SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________ ______________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Napa

Subscribed and sworn to (or affirmed) before me

on this 22 day of February, 2016,
Date *Month* *Year*

by

(1)______________________

(and (2) none),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KAREN J. ALTON
Commission # 2086357
Notary Public - California
Napa County
My Comm. Expires Nov 13, 2018

Signature Karen J Alton
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** 2/22/2016

Number of Pages: 1 **Signer(s) Other Than Named Above:** none

[redacted]

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Essex National Securities, LLC
Napa, California

We have audited the accompanying statement of financial condition of Essex National Securities, LLC (the Company) as of December 31, 2015 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Essex National Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

San Francisco, California
February 23, 2016

Essex National Securities, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	2,756,188
Receivable from clearing broker		3,161,868
Deposits with clearing broker and clearing organization		120,007
Securities owned, at fair value		17,948
Commissions receivable		261,427
Due from affiliates		153,088
Other assets		229,175
Total assets	$	6,699,701
Liabilities and Member's Equity		
Liabilities:		
Commissions payable	$	1,559,223
Due to affiliate		603,868
Accounts payable and accrued expenses		699,613
		2,862,704
Member's equity		3,836,997
Total liabilities and member's equity	$	6,699,701

See Notes to Financial Statement.

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Essex National Securities, LLC (the Company) is a broker-dealer and investment adviser registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of Essex National Holding Company, LLC (Parent), which is ultimately owned by Samson Investment Partners, Inc. The Company is headquartered in California and does business throughout the United States of America.

On May 14, 2015, the Parent entered into an agreement to be acquired by an unrelated party. The acquisition received approval from FINRA on February 3, 2016. As of the date the financial statements were available to be issued, the acquisition was awaiting final closing items in order to be completed.

The Company is engaged in, and earns commission revenue from, the distribution of mutual funds and variable and fixed annuities. The Company is also engaged in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales, and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker Pershing LLC (Pershing).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's primary sources of revenues are generated by commissioned sales representatives located at financial institutions from the distribution of variable and fixed annuity products and mutual funds. Commissions earned on the sale of securities and insurance products are split with the participating financial institutions. Commissions and related brokerage commission expenses and clearing fees are recorded on a trade-date basis as securities and insurance product transactions occur.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Commissions receivable primarily represent amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for doubtful accounts are based primarily on historical collection experience. As of December 31, 2015, based on management's estimate, the allowance for doubtful accounts in connection with commissions receivable is $0.

Receivable from clearing broker is presented net and includes cash held with the clearing broker and payables to the clearing broker for sundry charges, as well as trade adjustments accumulated in their appropriate accounts.

Platform fees represent fees earned by the Company based on the usage of its platform and related services by registered representatives. Platform fees are recognized when earned.

Securities transactions: Securities transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled.

Other assets: Other assets consist primarily of prepaid expenses.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member will separately account for its pro rata share of the Company's items of income, deductions, losses and credits.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2012.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

<u>Level 1</u>: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

<u>Level 2</u>: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value, are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 2. Fair Value Measurements (continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company carried $17,948 in common stock, which is included in securities owned and is recorded at fair value in the statement of financial condition, as of December 31, 2015. Common stock is valued based on broker quotations and are considered Level 1, measured at fair value on a recurring basis using quoted prices for identical assets in active markets. The Company did not hold any Level 2 or Level 3 assets or liabilities during the year ended December 31, 2015.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2 or 3 during the year.

Note 3. Related-Party Transactions

During the year, the Company made certain payments on behalf of its Parent and the amount due from affiliates as of December 31, 2015 on the statement of financial condition relates to these payments.

The due to affiliate amount included in the statement of financial condition represents commissions payable to Essex National Insurance Agency, Inc., an affiliate under common ownership with the Company.

Note 4. Deposits With Clearing Broker and Clearing Organization

The Company has a clearing agreement with Pershing whereby it provides the Company with certain back-office support and clearing services on all principal exchanges. In accordance with the terms of the agreement, the Company maintains a deposit with Pershing of $100,007. Also included in deposits with clearing broker and clearing organization is a deposit of $20,000 with the National Securities Clearing Corporation.

Note 5. Employee Benefit Plan

The Company sponsors an employee benefit plan under Section 401(k) of the Internal Revenue Code, covering substantially all employees.

Note 6. Commitments and Contingencies

Commitments

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through January 2018. At December 31, 2015, minimum annual rental commitments, including escalation costs, under leases that have an initial or remaining term of one year or more, were as follows:

Years ending December 31:		
2016	$	341,430
2017		349,445
2018		357,460
	$	1,048,335

The Company recognizes rent on a straight-line basis over the term of the lease agreement. The difference between recognized rent expense and actual cash payments for rent results in a deferred rent obligation recorded in accounts payable and accrued expenses in the statement of financial condition of $43,529 as of December 31, 2015.

Contingencies

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that its ultimate outcome will not have a material effect on the Company's financial position, results of operations or net cash flows.

Note 7. Customer Concentration

For the year ended December 31, 2015, the Company had four major customers. A customer is considered major when the concentration of commissions revenue from that customer exceeds 10% of total revenue. Transactions with the major customers represent 65% of total commissions revenue for the year ended December 31, 2015 and were as follows:

Customer 1	27%
Customer 2	15%
Customer 3	12%
Customer 4	11%
	65%

Note 8. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 8. Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer, Pershing. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash account at a financial institution located in the United States. The Company had cash at December 31, 2015 that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $3,183,429, which was $2,933,615 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.07 to 1.

Essex National Securities, LLC

Financial Report
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Essex National Securities, LLC
Napa, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Essex National Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RSM US LLP

San Francisco, California
February 23, 2016

Essex National Securities, LLC Exemption Report

Essex National Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2015 through December 31, 2015.

Essex National Securities, LLC

I, Scott Davis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

Date: 2/19/16